UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                            Aureal Semiconductor Inc.
                   f/k/a Media Vision Technology Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.50 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    051917102
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA  02482-7910
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                 August 26, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                          (Continued on following pages)

                              (Page 1 of 15 Pages)

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 2 OF 15 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        12,443,362
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     12,443,362
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,443,362
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     24.8%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 3 OF 15 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Galileo Fund, L.P.
     04-3258283
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        3,037,083
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     3,037,083
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,037,083
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 4 OF 15 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Overseas Corp.
     98-0151108
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,201,356
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,201,356
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,201,356
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.4%
14   TYPE OF REPORTING PERSON *
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 5 OF 15 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Galileo, LLC
     04-3304422
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        4,238,439
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     4,238,439
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,238,439
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.4%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 6 OF 15 PAGES



1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Copernicus Fund, L.P.
     04-3193825
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        2,153,807
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     2,153,807
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,153,807
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.2%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 7 OF 15 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Copernicus, LLC
     04-3304417
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        2,153,807
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     2,153,807
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,153,807
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.2%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 8 OF 15 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Kepler Overseas Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF           7         SOLE VOTING POWER
SHARES                        59,830
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     59,830
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     59,830
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .1%
14   TYPE OF REPORTING PERSON *
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 9 OF 15 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        5,991,286
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     5,991,286
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,991,286
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.9%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 10 OF 15 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        5,991,286
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     5,991,286
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,991,286
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.9%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 11 OF 15 PAGES


     ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 6 to Schedule 13D ("Amendment No. 6") should be read in conjunction with the Schedule 13D (the "Schedule 13D"), dated March 11, 1996, the Amendment No. 1 dated April 18, 1997, Amendment No. 2 dated June 10, 1996, Amendment No. 3 dated August 5, 1997, Amendment No. 4 dated August 5, 1997 and Amendment No. 5 dated June 5, 1998 (collectively, "Amendment Nos. 1-5") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 6 amends the Schedule 13D and Amendment Nos. 1-5 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment Nos. 1-5.

     This filing of this Amendment No. 6 is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This Amendment No. 6 relates to shares of the common stock , par value of $0.50 per share, (the "Shares") of Aureal Semiconductor, Inc., a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 4245 Technology Drive, Fremont, California 94538.

               ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Item 3 is deleted in its entirety and amended as set forth below.

     On August 6, 1997, B III Capital Partners, L.P. ("B III") purchased for cash in a private placement 750,000 "Units" of the Issuer. The purchase price per Unit was $2.00. Each Unit included (1) Share of Common Stock of the Issuer and (1) warrant to purchase one-half (0.5) of a Share of Common Stock of the Issuer, for an aggregate of 750,000 Shares of Common Stock of the Issuer and warrants to purchase 375,000 Shares of Common Stock of the Issuer. In addition, on August 6, 1997, B III purchased an interest in a Note issued by the Issuer and, in connection therewith, received warrants to purchase 450,000 Shares of Common Stock of the Issuer. Each of the warrants described above is immediately exercisable at an exercise price of $2.00 per share. Accordingly, as a result of ownership of such warrants,
B III may be deemed to beneficially own an additional 825,000 Shares.

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 12 OF 15 PAGES

     On June 5, 1998, B III purchased 500 shares of Series C Preferred Stock ("Series C Stock") for cash at a purchase price of $10,000 per share from the Company pursuant to a private placement. Pursuant to the terms of the Certificate of Designation of Series C Preferred Stock of the Company, the holder of the Series C Stock is entitled to convert, subject to certain restrictions, any or all of its Series C Stock on or after October 26, 1998.
The Series C Stock outstanding on October 26, 2001 will either automatically convert or be redeemed at the option of the Company. The Series C Stock is convertible into that number of Shares equal to the initial purchase price plus an accrued amount at 8% per annum divided by the lower of $2.50 or a "Variable Conversion Price" (based on a discount from market). Accordingly, B III may be deemed to beneficially own an additional 2,000,000 Shares (based on the original principal amount and using the fixed conversion price) plus approximately 78,027 Shares as of November 30, 1998 representing the accreted value as of such date, assuming the fixed conversion price. Using the Variable Conversion Price as of November 30, 1998, the Series C Preferred Stock would be convertible as of November 30, 1998 into approximately 10,029,090 Shares.

     On June 5, 1998, B III exchanged its interest in a $4.5 million loan to the Company for 5,625 shares of 8% Series B Convertible Preferred Stock ("Series B Stock") with an initial liquidation preference of $5,625,000. The Series B Stock earns dividends at 8% per annum payable by the Company at its option in cash or Series B Stock. Pursuant to the terms of the Certification of Designation of the Series B Stock, such Series B Stock may, at the option of the holder, be converted at any time into such number of Shares equal to the initial liquidation preference (plus any accrued and unpaid dividends) divided by $2.50. The Series B Stock will be automatically converted into common stock on June 5, 2003. The Company paid a dividend as of September 5, 1998 of 112.5 shares of Series B Stock. Accordingly, B III may be deemed to be beneficially own an additional 2,295,000 Shares plus approximately 43,259 Shares as of November 30, 1998, represent the current accrued and unpaid dividends as of such date.

     The Galileo Fund, L.P. ("Galileo") and The Copernicus Fund, L.P. ("Copernicus") purchased an aggregate of 4,500,000 Shares from the Company pursuant to private placements on March 8, 1996 and June 10, 1996 for cash in an aggregate amount of $5,300,000.

     In addition, certain of the Funds have purchased an aggregate of 1,952,076 Shares for cash in the amount of $3,725,361.16. All of 687,140 Shares owned by The Copernicus Fund, L.P. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; all of 3,750 Shares owned by The Galileo Fund, L.P. were purchased for cash; all of 1,201,356 Shares owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.; and all of 59,830 Shares owned by Kepler Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 13 OF 15 PAGES


ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Item 5 (a) is deleted in its entirety and amended as set forth below.

     (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ beneficially own as majority shareholder and investment manager, respectively, of DDJ Overseas Corp. 1,201,356 Shares, or approximately 2.4% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P. 2,153,807 Shares, or approximately 4.2% of the outstanding Shares of the Company. The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ beneficially own, as general partner and investment manager, respectively, of The Galileo Fund, L.P. 3,037,083 Shares, or approximately 6.0% of the outstanding Shares of the Company. Kepler Overseas Corp. owns, and DDJ, as investment manager for Kepler Overseas Corp. beneficially owns 59,830 Shares or approximately .1% of the Company. B III Capital Partners, L.P. beneficially owns and DDJ Capital III, LLC and DDJ beneficially own as general partner and investment manager, respectively, of B III Capital Partners, L.P. 5,991,286 Shares (assuming exercise of warrants and conversion of Series B Stock and Series C Stock as of November 30, 1998, at the fixed conversion price, see Item 3 above), or approximately 11.9% of the outstanding Shares of the Company. Accordingly, DDJ, as investment manager to the Funds may be deemed to beneficially own 12,443,362 Shares, or approximately 24.8% of the outstanding Shares of the Company. Assuming conversion of the Series C Stock at the Variable Conversion Price as of November 30, 1998, DDJ could be deemed to beneficially own 20,394,425 Shares, or approximately 35.1% of the outstanding Shares of the Company.

               ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is deleted in its entirety and amended as set forth below.

     Other than as described in this Amendment No. 6, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint ventures, finder's fees or the like.

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 14 OF 15 PAGES

     Galileo and Copernicus are parties to Amendment Nos. 1 and 2 to Registration Rights Agreement by and among the Company and Certain Entities and Individuals, dated as of February 21, 1996 and June 10, 1996, respectively, obligating the Company to register the Shares purchased from the Company on March 8, 1996 and June 10, 1996, respectively, under the Securities Act of 1933, as amended.

     The Company and B III are parties to Amendment No. 3 to Registration Rights Agreement by and among the Company and Certain Entities and Individuals, dated August 6, 1997, obligating the Company to register the Shares and the Shares underlying the warrants purchased from the Company on August 6, 1997 under the Securities Act of 1933, as amended.

     The Company and B III are parties to a Registration Rights Agreement by and between the Company and B III, dated as of June 5, 1998, obligating the Company to register the Shares to be received upon conversion of the Series C Stock under the Securities Act of 1933, as amended.

     The Company and B III are parties to Amendment No. 4 to Registration Rights Agreement by and among the Company and Certain Entities and Individuals, dated June 5, 1998, obligating the Company to register the Shares to be received upon conversion of the Series B Stock under the Securities Act of 1933, as amended.

     The Funds may from time to time own debt securities issued by the Company, and may from time to time purchase and or sell such debt securities.


               Item 7.   Material to be filed as Exhibits:
                    Exhibit 99 (a) (1)  Limited Power of Attorney for Section
               16(a) and Section 13(d) Filings

                                  SCHEDULE 13D
CUSIP NO.  051917102                         PAGE 15 OF 15 PAGES


                                   Signature:


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  / s / Wendy Schnipper Clayton
     -------------------------------------------
     Wendy Schnipper Clayton
     Attorney-In-Fact*

*Limited Power of Attorney filed with the SEC on November 30, 1998.